Delisting Determination,The Nasdaq Stock Market, LLC,
February 20, 2009, Electro Energy Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Electro Energy Inc.
(the Company), effective at the opening of the trading session on March 2, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4300. The Company was notified of the Staffs determination on December 3, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on January 5, 2009 and trading in the Companys securities was suspended on January 7, 2009. The Staffs Determination to delist the Company became final on February 19, 2009.